CENTRAL PACIFIC FINANCIAL CORP.

220 South King Street

Honolulu, Hawaii 96813

November 18, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Central Pacific Financial Corp.

Registration Statement on Form S-4; File Number 333-249975

Filed November 9, 2020

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Central Pacific Financial Corp. hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 12:00 p.m., Eastern Time, on November 20, 2020, or as soon as practicable thereafter.

Please contact Craig D. Miller of Manatt, Phelps & Phillips, LLP at (415) 291-7415 with any questions you may have regarding this request. In addition, please notify Mr. Miller by telephone when this request for acceleration has been granted.

Respectfully,

CENTRAL PACIFIC FINANCIAL CORP.

By:	/s/ David S. Morimoto
Name:	David S. Morimoto
Title:	Executive Vice President and
Chief Financial Officer

cc:	Manatt, Phelps & Phillips, LLP